Filed Pursuant To Rule 433

Registration No. 333-217785

June 4, 2018

http://www.kitco.com/news/2018-06-01/Expect-To-See-Gold-s-Best-Days-After-June-Fed-Meeting-State-Street.html

Expect To See Gold’s Best Days After The June Fed Meeting – State Street

By Neils Christensen

June 1, 2018

While gold could struggle around the $1,300 an ounce level for the next two weeks, the market’s best days this year are still ahead, said one market analyst.

In an interview with Kitco News, George Milling-Stanley, head of gold investments at State Street Global Advisors, said that investors have to wait until after the Federal Reserve’s monetary policy decision on June 13 before seeing gold regaining its lost ground and pushing back to $1,350 an ounce.

He added that gold’s recent drop to a five-month low, as prices pushed through critical support at $1,300 an ounce, was in part because of the impending interest rate decision. Gold’s selloff ahead of an interest rate decision has been a well-documented pattern since December 2015, he said. Gold settled the week at $1,299.30 an ounce, down 0.74% from the previous week.

The CME FedWatch Tool shows that markets have priced in almost a 94% chance of a rate hike in June.

“If you look at the gold market cumulatively since the Federal

Reserve started normalizing interest rates in December 2015, the gold price is up almost 30%,” he said. “I think that is more important directionally than what we’ve seen happen in the last week or two,” he said.

After the June rate hike, the market is not expecting another move until October or November. In that time, Milling-Stanley said that he expects gold to regain its bounce and push back up to its established range between $1,350 and $1,400.

“I would expect gold to rebound quiet well as soon as the Fed announcement is out of the way,” he said. “This June move has been so well telegraphed that I don’t think it will take long for the gold market to adjust.”

Milling-Stanley, said that ultimately, interest rate are rising, but the Federal Reserve is in no hurry to increase its pace of normalization. The gold market will continue to benefit in a low real interest rate environment. “The Fed has said that 2% inflation is not a ceiling, it a target and that will be good for gold,” he said.

Gold And The U.S. Dollar Can Rally Together

Milling-Stanley said that once the market has digested the Federal Reserve’s next monetary policy decision, he expects geopolitical uncertainty to support gold. Not only do global investors have to deal with growing chaos in U.S. politics, but also mounting concerns surrounding Europe’s economy and political stability.

Milling-Stanley said that growing economic weakness in the European economy could support further strength in the U.S. dollar; however, he added that this isn’t necessarily a major headwind for gold.

“From 2008 to 2012 gold and the U.S. dollar rose in tandem because of safe-haven buying,” he said. “It is starting to look a little eerily like that period again right now. Confusion and disarray are dominating geopolitics.”

Ultimately, Milling-Stanley said that although gold has fallen sharply from last April’s highs, the market has not seen its best days of the year.

“The atmosphere of uncertainty is encouraging inflows into GLD and other gold products and that will continue,” he said. “More and more people are becoming more conscious of the strategic benefits of holding a little bit of gold in their portfolios.”

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